UDR, INC.
1745 Shea Center Drive
Suite 200
Highlands Ranch, Colorado 80129

June 2, 2011

VIA EDGAR

Ms. Cicely LaMothe
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Mail Stop 3010

RE:	UDR, Inc. United Dominion Realty, L.P. Form 10-K for the year ended December 31, 2010 Filed February 23, 2011 File No. 001-10524 and File No. 333-156002-01

Dear Ms. LaMothe:

This letter is in response to your comments included in your letter dated May 19, 2011 regarding the Annual Reports on Form 10-K for the fiscal year ended December 31, 2010 filed by UDR, Inc. (“UDR” or the “Company”) and United Dominion Realty, L.P. (the “Operating Partnership”) on February 23, 2011. For your convenience, we have set forth each of your comments below followed by our response to each comment.

Annual Report on Form 10-K

Item 1, Business, page 2

1.
We note your response to comment 2. We continue to believe that investors should be able to determine when properties included in the same store community segment in the prior period have been removed in the current period as a result of no longer meeting the definition of “stabilized” or because of redevelopment plans. In future filings, please provide appropriate disclosure. Alternatively, please explain how investors already have access to this information.

June 2, 2011

Response:

We have two same store pools defined in our filings. One pool is for the current quarter being presented and one is for the current year to date period being presented. We define our quarterly same store pool to be those communities that were acquired, developed and stabilized for the previous 5 quarters. We define our year to date same store pool to be those communities that were acquired, developed and stabilized for the previous two years. A community can be removed from the same store pools for the following reasons:

•	Sale

•	Redevelopment

•	Catastrophic event

In the event of a sale, the market, number of homes and sales prices are disclosed in our Management’s Discussion and Analysis of Financial Condition and Results of Operations and disclosed in our quarterly earnings release. Additionally, the number of homes and sales prices are included in the discontinued operations disclosure in the notes to our financial statements, as well as being specifically listed in our quarterly earnings supplement.

In the event of a redevelopment, the community is removed from the same store pool when the redevelopment plan commences. In future filings, we will add a table of properties in redevelopment that is similar to the table of properties in development on page 6 of our 2010 Form 10-K.

In the event of a catastrophic event, the affected community or communities would be disclosed in our Management’s Discussion and Analysis of Financial Condition and Results of Operations and disclosed in our quarterly earnings release.

Given that this information is already available to investors, we do not believe that any additional information regarding the specific communities removed from the same store pools in accordance with the criteria set forth above needs to be included in future filings. We respectfully submit that the information necessary to understand the same store pool comparisons is already included in our filings (or will be included in future filings as described above) and readily available for our investors.

June 2, 2011

Financial Statements

United Dominion Realty, L.P.

Note 9, Capital Structure

Limited Partnership Units, page 141

2.
We have considered your response to comment six relating to the presentation of non-affiliated limited partners’ units in permanent capital. We note your assertion that the obligation to settle the redemption of those units in cash or the Company’s common stock is not an obligation of the Operating Partnership, despite the fact that the Company is assuming cash settlement for those units. Please tell us how settlement of the redemption requests would occur to the extent the REIT is unable to deliver common shares in satisfaction of the redemption requests. Explain how the Company would have an ability to settle in cash without the Operating Partnership also having a cash obligation to fund the settlement.

Response:

As stated in note 9 to the financial statements of the Operating Partnership:

“The limited partners have the right to require the Operating Partnership to redeem all or a portion of the OP units held by the limited partner at a redemption price equal to and in the form of the Cash Amount (as defined in the Operating Partnership Agreement), provided that such OP Units have been outstanding for at least one year. UDR, as general partner of the Operating Partnership may, in its sole discretion, purchase the OP Units by paying to the limited partner either the Cash Amount or the REIT Share Amount (generally one share of common stock of UDR for each OP Unit), as defined in the Operating Partnership Agreement.”

June 2, 2011

A limited partner of the Operating Partnership may request that all or a portion of the OP Units held by the limited partner be redeemed in accordance with the Operating Partnership Agreement. The Company, as the general partner of the Operating Partnership, determines, in its sole discretion, whether a request to redeem OP Units will be satisfied by purchasing the OP Units with either cash or shares of common stock of the Company. Therefore, in the unlikely event that shares of the Company’s common stock were unavailable for the purchase of OP Units following a redemption request, the Company could fund the purchase of the OP Units entirely with cash. The Company and the Operating Partnership have a down-REIT structure which means the Company can access its own cash and assets to fund the purchase without a distribution of cash from the Operating Partnership. There is no obligation on the part of the Operating Partnership or the Company to pay for OP Units with shares of the Company’s common stock following the receipt of a redemption request from a limited partner of the Operating Partnership. Since the redemption by the Company does not impact the total amount of OP Units outstanding, we believe it is properly disclosed in permanent equity in the balance sheet of the Operating Partnership and in the mezzanine section of the balance sheet of the Company.

We trust the responses above adequately address the Staff’s comments set forth in its letter dated May 19, 2011. Further, in response to your request, the Company and the Operating Partnership hereby acknowledge that:

•	The Company and the Operating Partnership are responsible for the adequacy and accuracy of the disclosure in their respective filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company and the Operating Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any comments or inquires regarding the foregoing to the undersigned; telephone: (720) 283-6139; facsimile (877) 756-4157.

Sincerely,

/s/ David Messenger

David Messenger
Senior Vice President and Chief Financial Officer

Cc:	Jorge Bonilla, Securities and Exchange Commission Folake Ayoola, Securities and Exchange Commission Warren L. Troupe, UDR, Inc. David M. Lynn, Morrison & Foerster, LLP